

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 19, 2018

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an, PRC 710075

> **Re: Future FinTech Group Inc.**
> **Registration Statement on Form S-3**
> **Response dated August 23, 2018**
> **File No. 333-224686**

Dear Mr. Yongke Xue:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comment in our August 17, 2018 letter.

General

1. We note your response to our prior comment states that U.S. persons may use your DCON exchange services to exchange DCON tokens (mBTC) for Bitcoin or "other digital currencies" and vice versa. Additionally, you state that "exchange services" will be available on the DCON and the Shared Shopping Mall platforms. Please describe all the other digital currencies which may be exchanged on your trading platforms and whether you are required to be registered as a national securities exchange, an alternative trading system or broker-dealer under the Securities Exchange Act of 1934.

2. Please provide us with analysis explaining whether your DCON tokens and the other digital currencies issued or accepted on your platforms are securities as defined in Section 2(a)(1) of the Securities Act and, if so, how you will account for them in your financial statements. Please also tell us whether you intend on holding any digital assets

and, if so, how you will account for them in your financial statements. Your analysis should specifically address the distinct characteristics of each kind of token or other digital currency and how those characteristics affect your conclusions.

3.   Disclosure at page 15 of your recent Form 10-Q for the quarter ended June 30, 2018 states that Digipay Fintech Limited ("Digipay"), a wholly-owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with Lake Chenliu, an individual resident of Costa Rica, and InUnion Chain Ltd. ("InUnion"), whereby Digipay will purchase common shares of InUnion in exchange for a purchase price of $15,000,000. In addition to the common shares of InUnion, Digipay shall purchase 20,000,000 of "INU tokens" issued by InUnion for an aggregate purchase price of $1,000,000. Please identify and describe all digital assets you (and your wholly-owned subsidiaries) currently hold and any that you anticipate acquiring in connection with your new business focus. In addition, please include a brief discussion of the Investment Company Act of 1940 and disclose whether you intend to register as an investment company thereunder and describe any related risk factors.

4.   Your response letter states that any sales of DCON tokens in the future will be conducted in accordance with one or more exemptions from registration under the Securities Act of 1933. Please describe the exemptions from registration under the Securities Act that you intend to rely upon and provide us with a detailed legal analysis supporting your conclusion that the exemption is available to you.

Other

5.   We note your business description and news releases available on the News page of your website dated September 4, 2018 and August 29, 2018, titled respectively "Future Fintech Launches New Business Promotion and Operation Service of Chain World Cyberspace" and "Future Fintech Announces Major Updates of Chain World Cyberspace," and that you have revised your website to indicate you have changed the focus of your core fruit juice business to take advantage of possible opportunities in financial technology and digital assets. However, we also note that your business and financial disclosures provided in your Form 10-K for the fiscal year ended December 31, 2017 and your Form 10-Q for the quarterly period ended June 30, 2018 do not appear consistent with your news releases. We note that for the quarter ended June 30, 2018, a significant amount of your revenues was generated solely from your fruit juice operations. Please address the apparent discrepancy between the information provided in your SEC filings and the information presented in your news releases by revising as necessary to provide a materially complete description of your current business and results of operations.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources